FILE No. 82-2418
Rule 12g3-2 (b)

Grove Energy Limited

Date: 12 May, 2006 **NEWS RELEASE**

Grove Completes US$ 15 Million Financing

Grove Energy Limited ("Grove") (TSX-V & AIM: GRV), the oil and gas exploration company with its primary assets in Europe and the Mediterranean Margin, is pleased to announce that its has closed the previously announced US$15 million private placement of subordinated convertible notes (the "Notes"). The financing was underwritten by RAB Capital plc's Energy Funds ("RAB"). Westwind Partners (UK) Limited ("Westwind") and Mirabaud Securities Limited ("Mirabaud") acted as agents for this transaction. Net proceeds, after fees and expenses of the financing, are estimated to be US$14.5 million (C$16.2 million). RAB is to receive an underwriting fee of US$60,000. Westwind and Mirabaud are entitled to aggregate commissions equal to 2.5% in respect of the first US$11 million raised under the Note financing; and a commission of 3.0% in respect of the remaining US$4 million raised under the Note financing.

The Notes have a maturity of five years and bear an 8.75% annual coupon payable half-yearly. The principal amount of the Notes may be converted into common shares of Grove at a price of C$1.00 per common share:

(a) at the holder's election; and
(b) at Grove's election, if the weighted average price of common shares on the TSX Venture Exchange ("TSX-V") is C$1.70 or greater for a period of 25 consecutive days.

Interest may be paid in common shares or cash during the first year of the term of the Notes at Grove's election and in subsequent years at the holder's election. Common shares issued, if any, in respect of interest will be issued for an amount that equates to a 10% discount to the 30-day weighted average price of common shares on the TSX-V preceding the coupon payment date. The Notes are subordinate to permitted encumbrances including, among others, any banking facilities or other debt entered into to develop Grove's properties and are secured by a general charge over Grove's assets.

The Notes and the underlying common shares are subject to four month hold periods, pursuant to Canadian securities laws, expiring on 14 September 2006.

Glenn Whiddon, CEO, commented that: "We welcome RAB's continued support and its creative input. Both Mirabaud and Westwind provided valuable assistance with this

FILE No. 82-2418
Rule 12g3-2 (b)

transaction. The net proceeds of the financing will be used to advance our exploration and development programs and I look forward to reporting our progress."

GROVE ENERGY LIMITED

"Anthony Hawkshaw"
Anthony Hawkshaw, Chief Financial Officer

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and in other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, the United Kingdom, Canada, Japan or Australia.

For further information please contact:

Grove Energy Limited
Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com
Phone: +1 604 669 2099
Fax: +1 604 943 3716

St. Swithins
Gary Middleton
Phone :+44 (0)207 929 4391
gary@swithins.com